POST DATA, INC.
10160 – 114 St, Suite 403
Edmonton, AB T5K 2L2
Canada
(780) 655-1433

VIA EDGAR CORRESPONDENCE ONLY

August 3, 2011

Larry Spirgel
Assistant Director
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re: Post Data, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File July 27, 2011
File No. 333-174433

Dear Mr. Spirgel:

Please consider this as our request to accelerate the effective date of the above-referenced registration statement for Post Data, Inc. (the "Company"). We request that the registration statement be made effective as of August 8, 2011 at 5:00 p.m. EST, or as soon thereafter as possible.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

POST DATA, INC.

Gerald O'Reilly, President, CEO, CFO, Secretary
and Director